SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 9, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on June 9, 2011.

Amsterdam, 9 June 2011
ING completes divestment of Clarion Partners
ING announced today that it has completed the sale of Clarion Partners, ING’s U.S.-based private market real estate investment manager, to Clarion Partners management in partnership with Lightyear Capital LLC for the previously disclosed amount of USD 100 million.
The transaction regarding Clarion Partners is one of the transactions ING announced on 15 February 2011 to sell the majority of its ING Real Estate Investment Management business (ING REIM).
The announcement in February also concerned the agreement to sell ING REIM Europe, ING REIM Asia and Clarion Real Estate Securities (CRES), ING REIM’s global manager of listed real estate securities, as well as part of ING’s equity interests in funds managed by these businesses to CB Richard Ellis Group. The sale to CB Richard Ellis of these businesses and interests continues to be on track for completion in the second half of this year.
Clarion Partners has EUR 15.9 billion in assets under management as of 31 March 2011. Lightyear is a US-based private equity firm.

Press enquiries	Investor Inquiries
Carolien van derGiessen	Alexander Mollerus
+31 20 541 6522	+31 20 541 6482
Carolien.van.der. Giessen@ing.com	Alexander.Mollerus@ing.com

About ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 9, 2011